EXHIBIT 99.1

# Notice of 2006 annual meeting of shareholders of TransAlta Corporation to be held on April 27, 2006 and management proxy circular

Dated March 10, 2006

YOUR PARTICIPATION IS IMPORTANT-
PLEASE TAKE A MINUTE TO VOTE.

Table of Contents

Notice of Annual Meeting of Shareholders

1

Solicitation of Proxies

2

Voting Instructions

2

Appointment and Revocation of Proxies

3

Confidentiality of Voting

3

Voting Shares and Principal Holders Thereof

4

Business of the Meeting

4

1.

Financial Statements

4

2.

Election of Directors

4

Nominees for Election to the Board of Directors

5

Compensation of Non-Employee Directors in 2005

9

3.

Appointment of Auditors

11

Fees Paid to Ernst & Young LLP

11

4.

Other Matters

12

Report on Executive Compensation

12

Indebtedness of Directors and Officers

20

Change of Control Agreements

20

Other Information

22

Comparative Shareholder Return

22

Directors' and Officers' Insurance

22

Reports of Committees of the Board

23

Report of the Audit and Environment Committee

23

Report of the Nominating and Corporate Governance Committee

25

Report of the Human Resources Committee

26

Corporate Governance

27

Additional Information

27

2007 Annual Meeting of Shareholders - Shareholder Proposals

27

Directors' Approval

27
Appendix “A” - Statement of Corporate Governance Practices

A-1

Appendix "B" - Coporate Governance Guidelines

B-1

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

(403) 267-7110

www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held in Vanity Fair “A” Room, 2nd Floor, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9, Toronto, Ontario, on Thursday April 27, 2006 at 1:00 p.m. (local time) for the purpose of:

(a)

receiving the consolidated financial statements of the Company for the year ended December 31, 2005 and the auditors’ report thereon;

(b)

electing directors;

(c)

appointing auditors; and

(d)

transacting such other business as may properly be brought before the Meeting.

If you are unable to be present at the Meeting, please use one of the voting options described in the accompanying proxy. If you choose to vote by mail, proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5, not less than 24 hours prior to the time fixed for holding the Meeting. If you choose to vote by telephone or the Internet, your vote must be cast not less than 48 hours prior to the time fixed for holding the Meeting.

Shareholders of record at the close of business on March 10, 2006 will be entitled to vote at the Meeting.

By the order of the Board of Directors

Calgary, Alberta
March 10, 2006	Maryse C. St.-Laurent
Corporate Secretary

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (“Proxy Circular”)  is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) for use at the Annual Meeting (the “Meeting”) of the shareholders of the Company to be held in Toronto, Ontario on Thursday, April 27, 2006 at 1:00 p.m. (local time), or any adjournment thereof, for the purposes set out in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The cost of solicitation will be borne by the Company and will be made primarily by mail. Officers and employees of the Company may solicit proxies without special compensation by telephone, facsimile or in person. Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this Proxy Circular is given as at March 10, 2006.

For those shareholders who cannot attend the meeting in person, TransAlta has made arrangements to provide a live webcast of the Meeting.  Details on how shareholders may listen to and view the proceedings on the webcast can be found on TransAlta’s website at www.transalta.com.

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a shareholder, you may convey your voting instructions in one of the three ways available to you: use of the paper proxy form to be returned by mail or delivery, use of the telephone voting procedure or use of the Internet voting procedure. By conveying your voting instructions in one of these three ways, you can participate in the Meeting through the person or persons named on the proxy form. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, such shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Company.

A shareholder has the right to appoint a person as proxy other than the management nominees designated in the accompanying paper proxy form. The paper proxy form is the only voting option by which a shareholder may appoint a person as proxy other than the nominees named on the proxy form. To appoint a person as proxy other than the management nominees, cross out the printed names and insert the name of the person you wish to act as proxy, in the blank space provided.

VOTING INSTRUCTIONS

Instructions for Registered Holders of Common Shares

As a registered holder of common shares you may vote in person at the Meeting or if you do not attend the meeting, you may still vote by giving another person authority to vote at the Meeting on your behalf by appointing a proxy holder, as described below under the heading “Appointment and Revocation of Proxies”.  You may also cast your vote by telephone or Internet by following the instructions provided below.

Instructions for Non-Registered Holders of Common Shares – Beneficial Owners

A beneficial owner or non-registered holder of common shares is a shareholder whose shares are held in the name of a nominee, such as a bank, broker or trust company.

You may vote your shares through your nominee or in person at the Meeting.  To vote your shares through your nominee you should follow the instructions on the request for voting instructions provided by your nominee.

To vote your shares in person at the Meeting you should take the following steps:

(1)

Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions or proxy form.  Do not complete the voting section of the proxy form as your vote will be taken at the Meeting; and

(2)

Return the request for voting instructions or proxy form to the nominee in the envelope provided or by the facsimile number provided. Alternatively, you can vote by telephone or the Internet by following the instructions for telephone and Internet voting in the request for voting instructions.

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

Appointment and Revocation of Proxies

Proxies are revocable. Subject to compliance with the requirements of the following paragraph, the giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting, or any adjournment.

If the prior instructions were submitted by mail, a shareholder giving a proxy may revoke the proxy by instrument in writing addressed to TransAlta Corporation, executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 – 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used, or in person with the chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law. If the instructions were conveyed by telephone or the Internet, then conveying new instructions by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment, will revoke the prior instructions.

Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the Transfer Agent and Registrar of the Company, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Mail:

If a shareholder elects to use the paper proxy form, then it must be completed, dated and signed in accordance with the instructions included with the proxy form. It must then be returned to, and received by, CIBC Mellon Trust Company, Transfer Agent and Registrar, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Telephone:

If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-866-271-1207 (English and French). A shareholder must follow the instructions of the “Vote Voice” and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed by use of touch-tone selections over the telephone. A shareholder voting by telephone must cast their vote not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Internet:

If a shareholder elects to vote by Internet, then the shareholder must access the website:

www.eproxyvoting.com/transalta

A shareholder must then follow the instructions and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet. Shareholders voting by Internet must cast their vote not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment of the Meeting).

Voting Shares and Principal Holders Thereof

At March 10, 2006, there were outstanding 199,586,197 fully paid and non-assessable common shares of the Company. A shareholder is entitled to one vote for each common share held. To the knowledge of directors and executive officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10 per cent of the common shares of the Company.

Only shareholders of record at the close of business on March 10, 2006 will be entitled to vote at the Meeting.

Business of the Meeting

This Proxy Circular contains information relating to the receipt of TransAlta’s audited consolidated financial statements, the election of directors and the appointment of auditors.

1. Financial Statements

The audited consolidated financial statements of TransAlta for the year ended December 31, 2005, and the report of the auditors thereon will be tabled at the Meeting. These audited consolidated financial statements form part of the 2005 Annual Report of the Company. A copy of the 2005 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransAlta upon request and will be available at the Meeting.  The full text of the 2005 Annual Report is available on TransAlta’s website at www.transalta.com and on SEDAR at www.sedar.com.

2. Election of Directors

The Board of Directors is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three and not more than 19 directors. By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 10.  Each of the persons listed below is proposed to be nominated as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.  The Company’s form of proxy provides for shareholder votes to be cast on an individual director basis versus a slate of directors.

The number of directors currently in office is 11.  All of the current directors are standing for re-election with the exception of Mr. Louis Hyndman who will be retiring effective April 27, 2006.  Management and the Board acknowledge with gratitude the valuable contributions of Mr. Hyndman over the last 20 years.

Unless specified in a paper, telephone or Internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the election of one or more directors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the election of the proposed nominees listed below, all of whom are now directors of TransAlta.

Nominees for Election to the Board of Directors

Name and Municipality of Residence(1)	Age	Director Since	Common Share Ownership(2)	Deferred Share Unit Ownership
William D. Anderson Quebec, Canada	56	2003	4,000	8,742

Independent Director

Corporate Director.  Mr. Anderson was President of BCE Ventures (telecommunications), a subsidiary of BCE Inc. from 2000 to 2005 and Chief Financial Officer of BCE Inc. from 1998 to 2000. He has been a director of Bell Canada International Inc. (telecommunications) since 2000, Four Seasons Hotels Inc. (hospitality) since May 2005 and Sears Canada Inc. (retail) since April 2005.  He is a member of the Institute of Chartered Accountants of Ontario and is Chair of the Audit and Environment Committee of the Company (“AEC”).

Stanley J. Bright Florida, U.S.A.	65	1999	10,000	15,951

Independent Director

Corporate Director.  He served as a director of MidAmerican Energy Holdings Company (electric generation and delivery, natural gas supply, transportation and delivery), a subsidiary of Berkshire Hathaway, Inc., from 1999 to February 2006 and as a director of MidAmerican Energy predecessor companies since 1987. Mr. Bright was Chairman and CEO of MidAmerican Energy Company, a Des Moines, Iowa-based electric and gas utility company which is now a part of MidAmerican Energy Holdings Company from 1997 to 1999.  He served as President, CEO & Chairman and CEO of predecessor Companies from 1991 to 1997.   He is Chair of the Human Resources Committee of the Company (“HRC”) and a member of the AEC.

Timothy W. Faithfull England	61	2003	2,600	8,549

Independent Director

Corporate Director.  He has been a director of Canadian Pacific Railway Limited (transportation) since 2003, Shell Pension Trust Limited in the United Kingdom (pension fund trustee) since 2004, AMEC plc in the United Kingdom (international engineering, construction services) since 2005 and a director of the Canada-United Kingdom Colloquia. He was President and Chief Executive Officer of Shell Canada Limited (energy) from 1999 to 2003 when he completed a 36 year international oil and gas career with Royal Dutch/Shell group.  He is a member of the AEC and the HRC.

Ambassador Gordon D. Giffin Georgia, U.S.A.	56	2002	3,300	9,894

Independent Director

Senior Partner, McKenna Long & Aldridge LLP (attorneys).  Mr. Giffin has been a director of Bowater, Inc., (newsprint and paper) since 2003, Canadian National Railway Company (transportation) since 2001, Canadian Imperial Bank of Commerce (banking) since 2001 and Canadian Natural Resources Ltd. (natural resources) since 2002.  He is a member of the Council of Foreign Relations, an advisory board member of the Canadian-American Business Council and serves on the Board of Trustees for the Carter Center in Georgia.  Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.  He is chair of the Nominating and Corporate Governance Committee of the Company (“NCGC”).

C. Kent Jespersen Alberta, Canada	60	2004	10,160(3)	5,749

Independent Director

Corporate Director.  He has been Chair and CEO of La Jolla Resources International Ltd. since 1998.  He has been Chair and a director of Geac Computer Corporation Limited (computer software) since 2001 and CCR Technologies Ltd. (technology) since 1999, and a director of Matrikon Inc. (technology) since 2001 and Axia NetMedia Corporation (telecommunications) since 2000.  Mr. Jespersen worked with NOVA Corporation for over 20 years in various management positions, including as president of NOVA International. He is a member of the NCGC and the HRC.

Michael M. Kanovsky British Columbia, Canada	57	2004	25,000	7,155

Independent Director

Independent Businessman.  Mr. Kanovsky, P. Eng, has been President of Sky Energy Corporation (oil and gas) since 1993.  He has also been a director of Accrete Energy Corporation (oil and gas) since 2004, Devon Energy Corporation (oil and gas) since 1998, ARC Energy Trust since 1996 (oil and gas) and Bonavista Energy Trust  (oil and gas) since 1997 and Pure Technologies Inc. (technology) since 2003.  He has been involved in investment banking and the oil, gas and power industries for over 30 years. He is a member of the AEC and the NCGC.

Donna Soble Kaufman Ontario, Canada	62	1989	13,520	12,058

Independent Director and Chair of the Board

Lawyer and Corporate Director.  Mrs. Kaufman has been a director of BCE Inc. (telecommunications) since 1998, Bell Canada since 2003, Telesat Canada (telecommunications) since 2001 and Hudson’s Bay Company (retail) since 2000.  She was Chair and CEO of Selkirk Communications Ltd. (communications) from 1988 to 1989 and a partner of the law firm Stikeman Elliott from 1985 to 1997.  She is also a director of Historica, a private sector-led education initiative to promote knowledge of Canadian history and heritage, and Baycrest, a centre for the elderly and specialized care.  In 2001, she was named a Fellow of the Institute of Corporate Directors.   Mrs. Kaufman is Chair of the Board and an ex-officio member of all committees of the Board.

Gordon S. Lackenbauer Alberta, Canada	62	2005	Ø	936

Independent Director

Corporate Director.  From 1990 to 2004, Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking).  He has been a director of Tembec Inc (paper and forest products). since 1973, and Chairman since 2005.  Mr. Lackenbauer has also been a Governor of Mount Royal College since 2004.  He is a member of the NCGC.

Luis Vázquez Senties Mexico City, Mexico	58	2001	2,050	12,970

Independent Director

President and CEO and Chair of Group Diavaz (oilfield services and natural gas distribution) since 1982.  Mr. Vázquez has also been chair of Compania Mexicana de Gas, S.A. de CV., and of the Mexican Natural Gas Association since 2004. He is a member of the HRC.

Stephen G. Snyder Calgary, AB	56	1996	166,258	Ø

Non-Independent Director

President and Chief Executive Officer of TransAlta Corporation (power generation), since 1996.  Mr. Snyder has been a director of Canadian Imperial Bank of Commerce (banking) since 2000.  He is also Chair of the Conference Board of Canada since October 2004, Chair of the Calgary Zoological Society since April 2002, Chair of the Calgary Stampede Foundation since February 2005 and a director of the Calgary Exhibition and Stampede since April 2004.

Notes:

(1)

The following nominee directors are Canadian residents:  Messrs. Anderson, Jespersen, Kanovsky, Lackenbauer and Snyder and Mrs. Kaufman.

(2)

All common share amounts represent shares held, directly or indirectly, or over which control or direction is exercised, as of March 10, 2005 and, in Mr. Snyder’s case, include shares acquired pursuant to the Performance Share Ownership Plan (“PSOP”). See under heading “Report on Executive Compensation - Compensation of Executives in 2005-Long Term Incentives” for a description of PSOP.  See under heading “Directors” Shareholding Requirements” for further information with respect to deferred share units.

(3)

Mr. Jespersen’s share total includes 860 shares held by his spouse. Mr. Jespersen disclaims beneficial ownership of such shares.

Other Directorships

Some of the nominees for election as directors of the Company are directors of other public companies, or reporting entities, which are listed by their names:

Director	Name of Corporation	Committee Membership
William D. Anderson	Bell Canada International Inc. (2000) Four Seasons Hotels Inc. (2005) Sears Canada Inc. (2005)	Chair Audit, Human Resources Audit, Human Resources
Stanley J. Bright	MidAmerican Energy Holdings Company (1987 to February 2006)
Timothy W. Faithfull	AMEC plc (2005) Canadian Pacific Railway Limited (2003)	Nominating, Audit and Risk, Reserve Governance, Environmental & Safety, Compensation
Gordon D. Giffin (1)	Bowater Inc. (2003) Canadian Imperial Bank of Commerce (2001) Canadian National Railway Company(2001) Canadian Natural Resources Ltd. (2002)	Audit, Governance Risk Human Resources, Environment, Strategic Planning, Finance Audit, Governance
C. Kent Jespersen	Axia NetMedia Corporation (2000) CCR Technologies Ltd. (1999) Geac Computer Corporation Limited (2001) Matrikon Inc. (2001)	Audit, Compensation Chair, Compensation Audit, Compensation Governance, Compensation

Director	Name of Corporation	Committee Membership
Michael M. Kanovsky	Accrete Energy Corporation (2004) ARC Energy Trust (1996) Bonavista Energy Trust (1997) Devon Energy Corporation (1998) Pure Technologies Inc. (2003)	Audit Audit, Reserve Audit, Reserve Audit, Governance Audit, Compensation
Donna Soble Kaufman	BCE Inc. (1998) Hudson’s Bay Company (2000) Telesat Canada (2001)	Governance Governance, Pension Governance
Gordon S. Lackenbauer	Tembec Inc. (1993)	Chair, Governance, Human Resources
Stephen G. Snyder (1)	Canadian Imperial Bank of Commerce (2000)	Risk

Note:

(1)

Mr. Snyder and Mr. Giffin are both on the Board of the Canadian Imperial Bank of Commerce and both serve on its Risk Committee.  These are the only inter-locking relationships.

Summary of Board and Committee Meetings Held

For the 12-month period ended December 31, 2005:

Meeting Type	Scheduled	Special	Total
Board	10	-	10
AEC	8	-	8
HRC	4	4	8
NCGC	3	-	3

Summary of Attendance of Directors

For the 12-month period ended December 31, 2005

Director	Board Meetings Attended	Committee Meetings Attended
William D. Anderson	10/10	8/8
Stanley J. Bright	10/10	16/16
Timothy W. Faithfull	10/10	12/13
Gordon D. Giffin	10/10	3/3
Louis D. Hyndman	9/10	3/3
C. Kent Jespersen	10/10	10/11
Michael M. Kanovsky	10/10	10/11
Donna Soble Kaufman (1)	10/10	15/16
Gordon S. Lackenbauer (2)	4/4	1/1
Luis Vázquez Senties	10/10	6/8
Stephen G. Snyder (3)	10/10	n/a

Notes:

(1)

Mrs. Kaufman generally attends all committee meetings as an ex-officio member and is not compensated for her attendance at these meetings.

(2)

Mr. Lackenbauer was appointed to the Board and the NCGC on September 1, 2005.  As part of his orientation to the Board, Mr. Lackenbauer attended several committee meetings of the Board of which he is not a member and received compensation for that attendance.

(3)

As President and Chief Executive Officer of the Company, Mr. Snyder is not a member of any board committees but attends committee meetings, in whole or in part, as appropriate, at the request of the Board.

Compensation of Non-Employee Directors in 2005

TransAlta’s director compensation practices are designed to reflect the size and complexity of the industry and to reinforce the emphasis that the company places on shareholder value by linking directors’ compensation to the value of common shares.  The market competitiveness of director compensation is reviewed annually by the NCGC against companies of similar size and scope.

For the financial year ended December 31, 2005, each director who was not an employee of TransAlta was eligible to receive the following compensation:

•

annual retainer: 2,800 common shares or deferred share units (see below) and $30,000 payable in either cash, shares or deferred share units;

•

annual retainer for the Chair of the Board: $190,000 plus the director’s annual retainer and board meeting fees;

•

committee chair retainers: $20,000 per year for the Chair of the AEC and $10,000 per year for the Chair of the HRC and NCGC;

•

board and committee meeting fee: $1,500 per meeting attended, in person or by phone, which fees were paid to all directors, whether resident in Canada or elsewhere;

•

non-employee directors may be asked by the Chair of the Board, from time to time, to take on specific commitments and then will be compensated as agreed, any amounts paid would be reported in the table below as attendance at a meeting;

•

travel day fees: $1,500 for directors having to travel more than 1,000 kilometres to a meeting, and $3,000 for directors having to travel more than 7,500 kilometres to a meeting; and

•

related travel and out-of-pocket expenses were reimbursed.

Directors’ Shareholding Requirements

To ensure that directors’ compensation is aligned with shareholders’ interests:

•

a portion of the director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in deferred share units (“DSUs”). Effective January 1, 2005, the Board of Directors approved a share ownership guideline for directors whereby directors are required to hold a minimum of 10,000 common shares or DSUs within three years of their appointment to the Board (the previous guideline was 8,400 common shares or DSUs which was three times the annual retainer of 2,800 shares or DSUs);

•

a DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of board service. The directors’ DSU accounts are credited with units equivalent to cash dividends paid on common shares. Upon retirement, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Company’s common shares at that time, minus applicable taxes; and

•

at December 31, 2005, the accrual in respect of DSUs currently outstanding to directors was $1,615,518.(1)

Note:

(1)

Based on a price of $19.60 per unit being the average cost since the inception of the Deferred Share Unit Plan.

Shareholdings of Directors

As at February 28, 2006:

•

total common shares held by non-employee directors, including those directors not standing for re-election: 102,454;

•

total DSUs held by non-employee directors, including those directors not standing for re-election: 82,406; and

•

total value of common shares and DSUs held by non-employee directors, including those directors not standing for re-election: $4,449,580.(1)

Note:

(1)

Based on the closing price of TransAlta’s common shares on the Toronto Stock Exchange (“TSX”) as of February 28, 2006, of $24.07.

Summary of Directors’ Compensation for the fiscal year 2005

Name	Board Retainer	Board and Committee Chair Fee	Board Meeting Fees(8)	Committee Meeting Fees	Travel Fees	Other Fees Paid	Total Fees Paid (9) (approx.)
William D.Anderson (1)	2800 DSUs $30,000 Cash	Audit Committee $20,000	$16,500	$12,000	$15,000	Nil	$155,261
Stanley J. Bright (2)	2800 DSUs $30,000 Cash	HR Committee $10,000	$16,500	$22,500	$12,000	Nil	$152,761
Jack C. Donald (3)	934 Shares $10,000 Cash	Nil	$7,500	$4,500	$3,000	Nil	$42,237
John T. Ferguson (4)	934 DSUs $10,000 Cash	Past Chair $63,334	$7,500	Nil	$3,000	Nil	$101,281
Timothy W. Faithfull	2800 DSUs + 1382.1256 Additional DSUs	Nil	$18,000	$21,000	$12,000	Nil	$142,761
Gordon D. Giffin (5)	700 Shares 2100 DSUs $30,000 Cash	NCGC Committee $6,667	$16,500	$4,500	$10,500	Nil	$129,718
Louis D. Hyndman	2800 Shares $30,000 Cash	Nil	$16,500	$4,500	$4,500	Nil	$115,651
C. Kent Jespersen	2800 DSUs $30,000 Cash	Nil	$16,500	$15,000	$6,000	Nil	$129,261
Michael M. Kanovsky	2800 DSUs + 1382.1256 Additional DSUs	Nil	$18,000	$15,000	$12,000	Nil	$136,761
Donna Soble Kaufman (6)	2800 Shares +1420 Shares	NCGC Committee $3,334 Present Chair $126,667	$16,500	$12,000	$15,000	Nil	$263,652
Gordon S. Lackenbauer (7)	933.333 DSUs $10,000 Cash	Nil	$6,000	$6,000	$1,500	Nil	$47,111
Luis Vázquez Senties	2800 DSUs + 1382.1256 Additional DSUs	Nil	$16,500	$9,000	$7,500	Nil	$124,761
Stephen G. Snyder	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Chair of the AEC.

(2)

Chair of the HRC.

(3)

Mr. Donald retired effective April 29, 2005.

(4)

Mr. Ferguson retired effective April 29, 2005.

(5)

Chair of the NCGC as of April 29, 2005.

(6)

Mrs. Kaufman was Chair of the NCGC and a member of the HRC until April 29, 2005.  She received compensation as a member of such committees and as Chair of the NCGC until April 29, 2005.  Mrs. Kaufman was appointed Chair of the Board on April 29, 2005.  Mrs. Kaufman is currently an ex-officio member of all committees of the Board and is not compensated for her attendance at the meetings of such committees.

(7)

Mr. Lackenbauer was appointed to the Board on September 1, 2005.  As part of his orientation to the Board, Mr. Lackenbauer attended several committee meetings of the Board of which he is not a member and received compensation for that attendance.

(8)

The amounts in this column also include fees paid for attending meetings or other events of the Board.

(9)

This amount includes the value of common shares or DSUs granted to each director quarterly.

3. Appointment of Auditors

The AEC and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders.

Unless specified in a paper, telephone or Internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of shareholders.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2005 and December 31, 2004, Ernst & Young LLP and its affiliates were paid $2,012,754 and $2,747,626 respectively, as detailed below:

Year ended Dec. 31
Ernst & Young LLP	2005	2004
Audit fees	$2,006,504	$1,336,999
Audit related fees	-------	201,866
Tax fees	6,250	1,062,479
All other fees	-------	146,282
Total	$2,012,754	$2,747,626

No other audit firms provided audit services in 2005 or 2004.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents.

Audit-Related Fees

The audit-related fees in 2004 were primarily for work performed by Ernst & Young LLP in relation to the Company’s financings and the sale of one of its plants.

Tax Fees

The tax fees for 2005 related to the Southern Cross stamp duty appeal. The majority of tax fees for 2004 related to the finalization of tax credit recoveries for work which had commenced prior to 2002.

All Other Fees

The majority of the amounts in “All other fees” in 2004 related to the sublease of office space in Australia.  The AEC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In May 2002, the AEC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AEC for other permissible categories of non-audit services, such categories being determined under the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).

Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish and will be available to respond to questions.

4. Other Matters

Management knows of no other matter to come before the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

Report on Executive Compensation

Compensation of Executives in 2005

TransAlta’s executive compensation strategy (the “strategy”) is to provide a mix of base pay and annual and long term incentives which, taken together, are competitive in the marketplace. Competitiveness is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and US companies (“the comparator group”) with which TransAlta competes for executive talent.

Total compensation is designed to pay at the 50th percentile of the comparator group if the senior officers of the Company (the “executive”) and the Company achieve their goals, with opportunities to achieve higher levels of pay if both the individual executive and the Company substantially exceed their goals. The strategy is designed to both drive and reward performance. The objective of the strategy is that 60 per cent of all executives’ total compensation is determined by a combination of individual, team, and Company performance. The strategy reinforces the goal of aligning executives’ compensation with shareholder returns, while achieving a balance between cash and equity compensation. When target levels of compensation are paid, 30 per cent of the total compensation of all executives is equity based, 70 per cent is cash based.

The strategy further emphasizes the alignment of executives with the interests of shareholders by having a formal share ownership policy. The policy permits each executive to build the required level of ownership over five years. All of the officers of the Company, including the Named Executive Officers (as defined below), other than the President and Chief Executive Officer (the “CEO”) are required to own shares in TransAlta equal to one times base salary, and are required to hold these shares while they are employed by the Company. The CEO is required to own shares equal to two times base salary and to continue to hold such shares while employed as CEO of the Company.  As at February 28, 2006, share ownership by the Named Executive Officers was as follows:

Name and Principal Position	Required Level of Ownership	Number of Shares Required(1)	Number of Shares Owned	% of Base
S.G. Snyder President & CEO	2 X base salary over 5 years	65,591	166,258	253%
B. Burden Executive Vice-President & Chief Financial Officer	1 X base salary over 5 years	16,726	0	0
I.A. Bourne Executive Vice-President	1 X base salary over 5 years	15,939	44,664	280%
T.M. Rainwater Executive Vice-President, Corporate Development & Marketing	1 X base salary over 5 years	14,955	10,367	69%
K.S. Stickland Executive Vice-President, Legal	1 X base salary over 5 years	13,774	17,600	127%
L.K. Chambers Executive Vice-President Generation Technology	1 X base salary over 5 years	13,381	17,926	134%

Note:

(1)

Based on the closing price of the common shares of the Company on the TSX on December 31, 2005, of $25.41.

A decision was made in 1997 that executives would not participate in the Company’s Stock Option Program. Executives are not permitted to participate in the Company’s Employee Share Purchase Plan.

Each year, the HRC, on behalf of the Board of Directors, reviews all elements of total compensation, to ensure the suitability of both the design of the components of executive compensation and the amounts paid. As a matter of policy, to reinforce its objectivity, the Committee retains the services of independent compensation advisors as required.  In 2005, Hewitt Associates was retained to provide specialist advice to the HRC, and to comment on the validity and reasonableness of management’s compensation recommendations.  To separate data collection from data analysis and interpretation, the Committee also retained the services of Towers Perrin, whose mandate was to collect market data for all executives from the approved comparator group.  In addition, the Committee retained the services of Mercer Delta to assist management with the design and operation of its talent and succession management process for senior leaders.

Components of Executive Compensation

The Company’s executive compensation strategy is comprised of three major components, base pay, annual incentive and long-term incentives.

Base Pay

The base pay of each executive is reviewed each year to ensure it reflects a balance of market conditions, levels of responsibility, and the accountabilities of each individual. Increases are awarded to those executives whose base pay requires adjustment to remain competitive with the base pay being paid to executives in the comparator group, and/or to reflect additional responsibilities.

Annual Incentive

All non-union employees, including executives, participate in an annual incentive plan, which is established at the beginning of each fiscal year, with targets that reflect the key performance goals of the Company. Each goal is allocated a proportion of an executive’s total annual incentive amount. The plan defines minimum, target and maximum performance levels for each goal. For each goal, executives are paid from zero incentive, if performance is below the minimum level, to 200% of target incentive if performance meets, or exceeds, the maximum level.

For 2005, an annual incentive opportunity of 50 per cent of base pay was provided to the executives (other than the CEO, see under the heading “CEO Compensation and Evaluation” in this Proxy Circular), for achieving target performance as follows:

•

17.5% of base pay for achieving earnings per share from continuing operations of $0.70.

•

17.5% of base pay for achieving cash flow from continuing operations of $680 million.

•

15.0% of base pay for achieving target productivity.

The incentive awards for 2005, which were approved by the HRC in February, 2006, resulted in an average payment of $254,700, or 75 per cent of base pay, to these executives. For 2006, the same level of annual incentive opportunity has again been provided, against four performance based goals: earnings per share from continuing operations; cash flow from continuing operations; productivity performance; and performance against individual goals, set by the CEO.

Long-Term Incentives

All of the executives participate in two long term incentive plans, each designed to align their long-term interests with those of TransAlta’s shareholders: the Medium Term Incentive plan (“MTI”), introduced in 2004; and the Performance Share Ownership Plan (“PSOP”), in place since 1997.

Medium Term Incentives (“MTI”) - The MTI is a cash plan that provides the potential for all senior management, including executives, to earn a percentage of base pay for achieving critical, quantitative measures, directly linked to the Company’s long term strategy. The plan sets minimum, target and maximum performance levels. Executives can earn from zero incentive for performance below the minimum level, to 200% of target incentive for performance that meets, or exceeds, the maximum level. The MTI performance cycle runs for three years at a time. MTI is granted once every three years, or prorated from commencement of employment, if that occurs during a cycle.

In 2004, an MTI opportunity of 25% of base pay was provided to all executives, based on the achievement of Cash Flow Return on Investment and plant availability targets for the period of January, 2004 to December, 2006. 2006 represents the third year of this three year plan cycle. The amount earned under this plan will be calculated and paid to executives early in 2007.

Performance Share Ownership Plan (the “PSOP”) - The PSOP provides the potential for senior management, including executives, to be awarded TransAlta shares for achieving total shareholder return (“TSR”) for the Company relative to the TSR performance of the companies comprising the S&P/TSX Composite Index (the “TSX Index”) over a three year period. The PSOP provides a target number of shares based on a percentage of an executive’s base pay for achieving TSR at the 50th percentile of the TSX Index, up to a maximum of twice that percentage for achieving TSR at the 75th percentile. Performance below the 50th percentile results in a pro rated share award.

The PSOP performance cycle runs for three years at a time. At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above and increased by such number of shares which the executive would have been entitled to receive as dividends if the executive had received such number of shares on the first day of the performance cycle. Fifty percent of those shares are then issued to the executive, with the remaining 50 per cent being placed in trust for a further year before being released. At the beginning of 2006, the executives, excluding the CEO, received a payout of 78 per cent of target for the grants made at the beginning of 2003, for the 2003 – 2005 performance cycle. This was because the TSR of the Company was at the 39th percentile of the TSX Index for that period.

Grants are made under PSOP each year. In 2005, a PSOP opportunity of 70 per cent of base pay was provided to all of the executives, based on the achievement of TransAlta TSR at the 50th percentile of the TSX Index on January 1, 2008. In 2006, the same level of PSOP opportunity was provided based on the achievement of TransAlta TSR at the 50th percentile of the TSX Index on January 1, 2009.

Performance and Retention Plan – In 2005, the Company adopted for certain eligible executives, a one time Performance and Retention compensation opportunity. For details of the plan, see under the heading “Performance and Retention Plan” in this Proxy Circular.

CEO Compensation and Evaluation

The compensation strategy employed for the CEO is the same as for all other executives, with the following differences; 70 per cent of the CEO’s total compensation is determined by performance; and different levels of annual, medium and long term incentive opportunities are provided to the CEO, reflecting normal marketplace differentials between the CEO and all other executives.

The HRC establishes and recommends performance goals for the CEO to the Board for approval each year. All elements of the CEO’s total compensation are reviewed by the HRC each year, and compensation recommendations are made to the Board for approval, based on a review of the CEO’s performance and competitive position within the comparator group.

Base Pay

Effective March 1, 2005, the CEO’s base pay was set at $850,000 per year, and effective March 1, 2006, the CEO’s base pay was set at $900,000 per year.

Annual Incentive

For 2005, an incentive opportunity of 80 per cent of base pay was provided to the CEO, for achieving target performance as follows:

•

20 percent of base pay for achieving earnings per share from continuing operations of $0.70.

•

20 per cent of base pay for achieving cash flow from continuing operations of $680 million.

•

20 per cent of base pay for achieving the following key operating targets;

•

Plant availability of 89.5%;

•

Major maintenance spend of $260 million; and

•

Major maintenance GWh lost of 2,909.

•

20 per cent of base pay for achieving other, largely quantitative goals set by the Board.

The incentive award for 2005, which was approved by the Board in February, 2006, resulted in a payment of $1,052,300, or 124 per cent of base pay to the CEO.

For 2006, the same level of annual incentive opportunity has again been provided to the CEO against the following goals: earnings per share from continuing operations; cash flow from continuing operations; productivity performance; and key financial and other goals.

Long Term Incentives

MTI - In 2004, an MTI opportunity of 50 per cent of base pay was provided to the CEO, based on the achievement of Cash Flow Return on Investment and plant availability targets for the period of January, 2004 to December, 2006. The amount earned under this plan will be calculated and paid to the CEO early in 2007.

PSOP - In 2005, a PSOP opportunity of 130 per cent of base pay was provided to the CEO for the period from January 1, 2005 to December 31, 2007, based on the achievement of TransAlta TSR at the 50th percentile of the TSX Index on January 1, 2008. At the beginning of 2006, the CEO received a payout of 78 per cent of target for the grant made at the beginning of 2003 (for the 2003 – 2005 performance cycle), as TransAlta’s TSR was at the 39th percentile of the TSX Index for that period.

In 2006, the same level of PSOP opportunity was provided to the CEO for the period from January 1, 2006 to December 31, 2008, based on the achievement of TransAlta TSR at the 50th percentile of the TSX Index on January 1, 2009.

Performance and Retention Plan - In 2005, the Company adopted for certain eligible executives, including the CEO, a one time Performance and Retention compensation opportunity.  For details of the plan, see under the heading “Performance and Retention Plan” in this Proxy Circular.

Summary Compensation Table

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2005, 2004 and 2003 in respect of the CEO, the Chief Financial Officer (the “CFO”), including the Company’s previous CFO who resigned from that office on December 8, 2005, and the three other most highly compensated executive officers.

	Annual Compensation				Long-Term Compensation
					Awards		Pay Outs
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($) (1)	(#) (2)	(#)	($) (3)	($) (4)
S.G. Snyder President and CEO	2005 2004 2003	833,333 750,000 697,500	1,052,300 642,375 462,443	47,760 45,476 44,476	- - -	- - -	882,413 697,960 392,299	425,000 436,093 50,464
B. Burden (5) Executive Vice-President and CFO	2005 2004 2003	35,417 - -	26,262 - -	2,083 - -	- - -	- - -	- - -	134,767 - -
I.A. Bourne (5) Executive Vice-President	2005 2004 2003	403,333 395,000 386,667	304,021 276,500 245,766	26,560 26,450 26,440	- - -	- - -	330,025 179,435 92,817	101,250 98,750 -
T.M. Rainwater Executive Vice-President, Corporate Development and Marketing	2005 2004 2003	376,667 355,000 340,000	285,255 266,940 165,750	118,414 126,162 45,647	- - -	- - -	409,609 - -	95,000 88,750 40,000
K.S. Stickland Executive Vice-President, Legal	2005 2004 2003	342,333 305,000 287,501	262,735 243,350 215,626	42,760 40,398 39,209	- - -	- - -	264,493 93,716 117,684	87,500 76,250 -
L.K. Chambers Executive Vice-President, Generation Technology	2005 2004 2003	331,667 290,000 308,716	225,228 221,705 166,147	42,712 40,000 38,000	- - -	- - -	430,674 41,749 32,538	85,000 72,500 29,065

Notes:

(1)

The value of perquisites and other such benefits is no greater than the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for each of the Named Executive Officers for the financial year with the exception of payments made in lieu of pension for Mr. Rainwater for each of the 2005, 2004 and 2003 fiscal years.  The most significant amounts in this element of compensation were flexible perquisite benefit amounts, car allowances and in the case of each of Messrs. Snyder, Bourne and Stickland, and Ms. Chambers, contributions toward defined contribution pension benefits.

(2)

The Company has not granted stock options to executives since 1997.  The Company has not granted any stock appreciation rights (“SARs”).

(3)

"LTIP"  refers to the Performance Share Ownership Plan. See under the heading “Components of Executive Compensation - Long-Term Incentives” in this Proxy Circular.

(4)

Amounts in this column reflect relocation allowances paid to Mr. Rainwater and Ms. Chambers in 2003, directors’ fees paid to Mr. Snyder until December 31, 2004 and a signing bonus paid to Mr. Burden in 2005.  Mr. Snyder no longer receives any director fees.  The amounts for 2004 also include accrued compensation under the MTI plan of $375,000 for Mr. Snyder, $98,750 for Mr. Bourne, $88,750 for Mr. Rainwater, $76,250 for Mr. Stickland and $72,500 for Ms. Chambers.  The amounts for 2005 also include accrued compensation under the MTI plan of $425,000 for Mr. Snyder, $101,250 for Mr. Bourne, $95,000 for Mr. Rainwater, $87,500 for Mr. Stickland and $85,000 for Ms. Chambers.  The amounts accrued in 2004 and 2005 will not be paid to them until February 2007, and then only if performance targets under that plan have been met.  See Under the heading “Components of Executive Compensation - Long Term Incentives - MTI Plan” in this Proxy Circular for a description of the plan.

(5)

Mr. Burden was appointed as Executive Vice-President and CFO on December 8, 2005, replacing Ian Bourne in that capacity, who resigned from that office effective December 8, 2005 and who will be retiring from the Company in 2006.

Performance Share Ownership Plan

The following table sets forth information regarding PSOP units awarded to the Named Executive Officers during the 2005 fiscal year and the two prior fiscal years. A description of the operation of the PSOP is provided under the heading “Components of Executive Compensation - Long Term Incentives - PSOP” in this Proxy Circular.

Long-Term Incentive Plan Grants During the Most Recently Completed Financial Year

Estimated Future Payouts Under Non-Securities Price-Based Plans
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	25th Percentile (# of Units) (2)	50th Percentile (# of Units) (3)	75th Percentile or higher (# of Units) (4)
S.G. Snyder	0 – 108,100 0 – 81,000 0 – 75,400	1/1/05 to 31/12/07 1/1/04 to 31/12/06 1/1/03 to 31/12/05	27,025 20,250 18,850	54,050 40,500 37,700	108,100 81,000 75,400
B. Burden	0 – 32,000 - -	1/1/05 to 31/12/07 1/1/04 to 31/12/06 1/1/03 to 31/12/06	8,000 - -	16,000 - -	32,000 - -
I.A. Bourne	0 – 32,000 0 – 29,800 0 – 28,200	1/1/05 to 31/12/07 1/1/04 to 31/12/06 1/1/03 to 31/12/06	7,675 7,450 7,050	15,350 14,900 14,100	30,700 29,800 28,200
T.M. Rainwater	0 – 28,000 0 – 25,600 0 – 35,000	1/1/05 to 31/12/07 1/1/04 to 31/12/06 1/1/03 to 31/12/05	7,000 6,400 8,750	14,000 12,800 17,500	28,000 25,600 35,000
K.S. Stickland	0 – 24,100 0 – 22,000 0 – 22,600	1/1/05 to 31/12/07 1/1/04 to 31/12/06 1/1/03 to 31/12/05	6,025 5,500 5,650	12,050 11,000 11,300	24,100 22,000 22,600
L.K. Chambers	0 – 22,500 0 – 22,500 0 – 20,200	1/1/05 to 31/12/07 1/1/04 to 31/12/06 1/1/03 to 31/12/05	5,625 5,050 9,200	11,250 10,100 18,400	22,500 20,200 36,800

Notes:

(1)

Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is at the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP units, if at the 50th percentile, one half of the maximum number of PSOP units.  Performance below the 50th percentile results in a prorated award.  An exact percentage of units granted is calculated based on exact TSR results. See under the heading “Components of Executive Compensation - Long Term Incentives” in this Proxy Circular and  with respect to CEO see under the heading “Components of Executive Compensation - CEO Compensation and Evaluation” for information regarding the operation of the PSOP.

(2)

Assumes the TSR result is at the 25th percentile of TSX Index. Does not include dividends on these units.

(3)

Assumes the TSR result is at the 50th percentile of TSX Index. Does not include dividends on these units.

(4)

Assumes the TSR result is at the 75th percentile of TSX Index or greater. Does not include dividends on these units.

The number of accumulated common shares each Named Executive Officer currently has in trust to be released at a future date is shown in the following table:

Name	Period 7 (2003 award) Award Shares: December 31, 2005	Value of Shares $	Shares in Trust
S.G. Snyder	34,727	$882,413.07	17,364
B. Burden	Nil	Nil	Nil
I.A. Bourne	12,986	$330,025.08	6,493
T.M. Rainwater	16,120	$409,609.20	8,060
K.S. Stickland	10,409	$264,492.00	5,204.50
L.K. Chambers	16,949	$430,674.09	8,474.50

Notes:

(1)

These numbers do not include dividends issued on these shares.

(2)

The value of the accumulated shares held in trust is calculated based on the closing price of the common shares on the TSX on December 31, 2005 of $25.41.

Performance and Retention Plan

The Performance and Retention Plan is administered by the HRC.  The purpose of the plan is to provide compensation opportunities to participants for successfully implementing TransAlta’s business strategy, to recognize the contribution of participants in achieving that strategy and to encourage participants to remain in the employ of the Company by providing them with competitive overall compensation.

The plan is a cash plan that provides the opportunity for executives to earn a one-time bonus for achieving earnings per share (net of the bonuses payable under the plan) and cash flow from operations targets for the 2006 fiscal year (“Milestone 1”) and the 2008 fiscal year (“Milestone 2”).  At the end of 2006, 40 per cent of the bonus will conditionally vest if Milestone 1 has been met, to be paid after 2008, and only if Milestone 1 has been maintained or exceeded until that time.  The full amount of the bonus will be paid after 2008 if both Milestone 1 and Milestone 2 are met.

Payment of the amounts earned, if any, under the plan will be made within 90 days following the end of 2008.  Payment will be made 50 per cent in cash and 50 per cent in Restricted Shares Units (“RSUs”).  The RSUs will vest in equal portions over three years.

The number of RSUs to be awarded will be determined by dividing the portion of the bonus to be converted to RSUs by the closing price of TransAlta common shares on the trading day preceding the award of the bonus under the plan.  Upon an RSU vesting, the participant will receive a cash payment equal to the number of RSUs multiplied by the closing price of the common shares of the Company on the trading day preceding each date of vesting.

The following table sets forth information regarding the bonuses that may be earned by certain eligible Named Executive Officers under the Performance and Retention Plan.

Long-Term Incentive Plan Grants During the Most Recently Completed Financial Year

			Estimated Future Payouts Under Non-Securities Price-Based Plans
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	Minimum (2) $	40% of Maximum (3) $	Maximum (4) $
S.G. Snyder	$0 – $6,000,000	2005-2008	0	2,400,000	6,000,000
B. Burden	$0 – $1,500,000	2005-2008	0	600,000	1,500,000
T.M. Rainwater	$0 – $2,000,000	2005-2008	0	800,000	2,000,000
K.S. Stickland	$0 – $2,000,000	2005-2008	0	800,000	2,000,000
L.K. Chambers	$0 – $2,000,000	2005-2008	0	800,000	2,000,000

Notes:

(1)

Indicates the range of cash bonus eligible Named Executive Officers are to be awarded.

(2)

Assumes Milestone 1 and Milestone 2 were not met.

(3)

Assumes Milestone 1 was met in 2006 and continued to be met in 2007 and 2008 but Milestone 2 was not met in 2008.

(4)

Assumes Milestone 1 and 2 were met.

Retirement Pension Plan

Members who joined the retirement pension plan (the “Pension Plan”) prior to July 1, 1998 had two options: a defined benefit and a defined contribution option. Employees joining after July 1, 1998 are required to participate in the defined contribution option. An exception has been made for a small number of senior executives hired from the U.S. who, in accordance with their terms of employment, do not participate in the pension plans.

The Pension Plan is non-contributory and is based on the sum of annual base salary (see “Salary” column of the “Summary Compensation Table” in this Proxy Circular) and the individuals’ annual incentive payment (see “Bonus” column of that table).  Vesting rights in the Pension Plan occur after two years service.

The defined benefit pension benefits, payable for life with either a five-year guarantee or life-time survivor spousal benefits, depending on marital status at the time of retirement, are integrated with the Canada Pension Plan benefits and are based on the highest consecutive 60 months’ pensionable earnings in the last 10 years of employment (“Final Average Earnings”). The basic monthly pension amount is 1.4 per cent for Final Average Earnings up to the Canada Pension Plan earnings base and two per cent for Final Average Earnings above the Canada Pension Plan earnings base, all multiplied by the total number of years in this option (“Credited Service”). However, the Income Tax Act (Canada) limits the annual pension amount payable under the Pension Plan to $2,000.00 per year of Credited Service.

The defined contribution pension benefits are based on contributions of 10 per cent of pensionable earnings. However, during 2005, pensionable earnings were capped under the Pension Plan at $162,000, resulting in a maximum annual contribution of $16,200 (see “All Other Compensation” column of the Summary Compensation Table).

To compensate Pension Plan participants who are affected by the Income Tax Act (Canada) limits on defined benefit pension benefits or by the Company-imposed limits on defined contribution pension benefits, the Company has adopted a supplemental pension plan (the “Supplemental Pension Plan”). The Supplemental Pension Plan provides a defined pension benefit for each year of Credited Service equal to two per cent of Final Average Earnings in excess of the above limits.

S.G. Snyder, B. Burden, K.S. Stickland, and L.K. Chambers are participants in the defined contribution option. I.A. Bourne is a participant in the defined benefit option. T.M. Rainwater is not a participant in any of the pension plans. Assuming that the Named Executive Officers remain in the employ of the Company until the normal retirement age of 65, such officers will have the following number of years of Credited Service: S.G. Snyder, 19; B. Burden, 15; I.A. Bourne, 21; K.S. Stickland, 27; and L.K. Chambers, 23.

Table showing Annual Pension Payable at EURD (Earliest Unreduced Retirement Date) (Includes Registered & Supplemental Provisions)

Remuneration (Final Average Earnings) ($)
Service		500,000	600,000	700,000	800,000	900,000	1,000,000
	15	146,355	176,355	206,355	236,355	266,355	296,355
	20	195,140	235,140	275,140	315,140	355,140	395,140
	25	243,925	293,925	343,925	393,925	443,925	493,925
	30	292,710	352,710	412,710	472,710	532,710	592,710
	35	341,495	411,495	481,495	551,495	621,495	691,495

The table below shows the total annual pension payable at age 60 under the defined benefit option and the Supplemental Pension Plan for each Named Executive Officer as of December 31, 2005. The Supplemental Pension Plan applies to earnings in excess of the maximum contribution of $162,000 for those Named Executive Officers in the defined contribution option. Named Executive Officers in the defined benefit option are restricted by the limits under the Income Tax Act (Canada) described above.

Named Executive Officer	Defined Benefit Option	Annual Supplemental Pension	Total Estimated Annual Benefits
S.G. Snyder	-	185,299	185,299
B. Burden	-	-	-
I.A. Bourne (1)	25,833	115,013	140,847
T.M. Rainwater (2)	-	-	-
K.S. Stickland (3)	-	94,001	94,001
L.K. Chambers	-	66,979	66,979

Notes:

(1)

Ian Bourne earned two years of Credited Service for every year of employment for the first five years of employment with TransAlta.

(2)

Tom Rainwater does not participate in the defined benefit or defined contribution option of the pension plans and receives a cash payment in lieu.

(3)

Ken Stickland was granted 8 years of Credited Service upon hire.

The cost of these future pension benefits is calculated each year by the Company’s independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 17 of the 2005 consolidated financial statements. The 2005 service cost and total accrued defined benefit pension obligation, respectively, for Messrs Snyder, Burden, Bourne and Stickland and Ms. Chambers as at December 31, 2005 are as follows: Mr. Snyder - $154,900 and $1,456,500; Mr. Burden, N/A; Mr. Bourne - $125,300 and $2,115,500; Mr. Stickland - $70,700 and $1,374,900; and Ms. Chambers - $50,300 and $683,900. The annual service cost represents the value of the projected pension benefit, earned during the year. The total accrued pension obligation represents the value of the projected defined benefit pension benefit, earned for all service to date (less the required statutory withholdings).

Indebtedness of Directors, Officers and Employees

At December 31, 2005, there is no indebtedness owing to the Company or any of its subsidiaries from any of the Company’s directors, nominees for election as directors, executive officers, former directors or executive officers or associates of such persons.  Employees (excluding all officers and directors), with respect to share purchase loans, owe $0.5 million to the Company as of December 31, 2005.

Change of Control Agreements

The Company has entered into an Executive Change of Control Agreement with each of the Named Executive Officers, whereby, in the event of a change of control the Named Executive Officers shall have the right, for a period of 90 days following a change of control which was not initiated by the Board, to immediately terminate employment and receive the amounts provided for in the agreement. In the event of a change of control, which was initiated by the Board, the HRC will have discretion to determine if the executive shall be granted rights under the agreement. Regardless of whether or not the change of control was initiated by the Board, and in the event of a constructive dismissal of the executive by the Company, the executive has the right, for a period of 12 months following a change of control, to terminate employment and receive the amounts provided for in the agreement.

The Executive Change of Control Agreement states that the Company shall pay to such executive: (a) an amount equal to three times the annual salary (for this purpose annual salary is defined as base salary); plus (b) an amount equal to two times the annual incentive bonus; plus (c) an amount equal to 16 per cent of annual salary to compensate the executive for the loss of employee benefits. If the executive is entitled to a defined benefit pension under the pension plan, such executive would receive normal pension benefits at retirement age, plus an additional cash amount payable as a retiring allowance equal to the difference between the pension benefits and the amount calculated if the executive has two additional years of credited service under the pension plan at termination date. If the executive participates in the defined contribution plan, such executive would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions.

Under the agreement, such executive would also be entitled to immediately exercise all stock options such executive would be entitled to exercise within a period of 60 days following the date of termination. The executive would also be entitled to receive as soon as reasonably possible after the date of termination, the PSOP compensation that the executive would have received had the executive remained employed with the Company to the end of the determination period and received the maximum number of units possible.

Executive Severance Arrangements

In the event of involuntary termination for any reason other than for cause, or a change of control, the Company has entered into an agreement with each of the Named Executive Officers whereby the following amounts will be payable: (a) an amount equal to two times base pay; plus (b) an amount equal to the annual incentive payable at target performance, pro rated to the last physical day of employment; plus (c) an amount equal to the MTI payable at target performance, pro rated to the last physical day of employment; plus (d) PSOP compensation at the target number of shares for each grant given to the executive, pro rated to one third of a grant issued more than one but less than two years at the date of termination, and two thirds of a grant issued more than two but less than three years at the date of termination. Additionally, any shares held in trust at the date of termination will be released immediately to the executive.

Employee Stock Options and the Employee Share Purchase Plan

TransAlta believes that all employees have a measurable impact on its success and that employees’ interests should be aligned with those of shareholders. In 2005, the Company granted 500 stock options to each full-time employee and 250 options to each part-time employee, in each case below the level of senior manager. No options were granted for the 2004 and 2003 fiscal years. Officers have not received options since 1997. No options are held by any of the Named Executive Officers in 2005.

Other Information

Comparative Shareholder Return

This graph and table compare the return on the Company’s common shares for the period 2000 through 2005, assuming a $100 initial investment at December 31, 2000, with all dividends reinvested, to the cumulative returns for the same investment in respect of the TSX Index (formerly the TSE 300 Index).

	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05
TransAlta	$100	$103	$85	$97	$100	$146
S&P/TSX Composite	$100	$ 87	$77	$97	$111	$138

Directors' and Officers' Insurance

The Company has purchased directors’ and officers’ liability insurance, which has an aggregate claim limit of US$100 million each policy year for all directors and officers of the Company and its subsidiaries. In 2005, the annual cost of this coverage was approximately US$725,313 and was paid by the Company. Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy. The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

Reports of Committees of the Board

Report of the Audit and Environment Committee

Consisting of four independent directors, the AEC has oversight responsibility for the Company’s financial reporting processes, the quality of its financial reporting processes, the systems of internal accounting and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the identification and assessment of the Company’s financial risks, the review of the Company’s compliance with the Company’s code of conduct, financial code of conduct and the Company’s policy with respect to the hiring of employees of the external auditors.   The AEC also reviews and evaluates with management the existing environmental, health and safety practices and procedures of the Company for compliance with applicable legislation and to ensure conformity with industry standards.  The AEC has also undertaken the function of the Qualified Legal Compliance Committee of the Board where it will receive, review and take appropriate action with respect to any report made or referred to the AEC by the chief legal officer of the Company with respect to a material violation of applicable laws.   Additional information concerning the AEC, required by the Canadian securities regulators Multilateral Instrument 52-110, will be found under the heading “Audit and Environment Committee” in the 2006 Annual Information Form.

The Charter of the AEC is filed as an Appendix to the December 31, 2005 Annual Information Form, which is available on SEDAR at www.sedar.com, and is also available on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2005, the AEC has:

Financial Reporting:

•

reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and Management Discussion and Analysis (“MD&A”), the interim financial statements and MD&A, the Annual Information Form and this Management Proxy Circular. This review included a discussion with the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors’ independence;

•

reviewed the implementation of new accounting policies;

•

reviewed and discussed with management its systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies; and

•

received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

The CEO and the CFO of the Company certified the annual and interim consolidated financial statements together with the other financial information included in the annual and interim filings, as required by the Sarbanes-Oxley Act and Canadian securities regulations.

External Auditors:

•

reviewed the performance and qualifications of the external auditors and recommended reappointment for shareholders’ approval;

•

reviewed the independence of the external auditors, based on the auditors’ disclosure of its relationships with the Company and its compensation, and determined the auditors were independent;

•

approved the fees payable to the external auditors;

•

reviewed and approved the overall scope and plans of the annual audit with the external auditors and management; and

•

met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues which the external auditors wished to raise with the AEC.

Internal Auditors:

•

reviewed the mandate, independence, qualifications and resources, and reviewed and approved the annual work plan, of the internal audit department;

•

reviewed the results of audits performed; and

•

met privately with the Director, Internal Audit.

Financial Risk Management, Regulatory Compliance and Other:

•

reviewed and approved services to be provided by the external auditors;

•

ensured that a financial risk management process is fully operational and that the CFO provides regular reports;

•

reviewed management reports demonstrating compliance with financial risk management policies;

•

reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management responses;

•

reviewed the Company’s policies with respect to financial and commodity exposure management, reviewed the quarterly results of financial and commodity exposure management activities, the strategic hedging program guidelines and risk tolerance and the Company’s insurance program;

•

reviewed the Company’s legal and regulatory compliance with the Executive Vice-President, Legal and other officers, including correspondence from regulators;

•

reviewed the financial performance of the Company’s pension plans;

•

reviewed the results of a “whistle blower” procedure established in 2002 for the receipt of complaints regarding accounting or auditing matters, whereby issues may be submitted confidentially to the AEC; and

•

reviewed compliance with the Code of Conduct, as well as the additional Financial Code of Ethics applicable to the senior financial management group of the Company and the Company’s policy with respect to the hiring of employees of the external auditors.

Environmental, Health and Safety (“EH&S”) Matters:

•

reviewed with management whether EH&S policies were being effectively implemented; and

•

reviewed the effectiveness of TransAlta’s response to EH&S issues.

The AEC met regularly with the External Auditors, the Director, Internal Audit, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal, the Director, Environment, Health & Safety, and other members of management. The AEC also met with the External Auditors without any members of management and with the Director, Internal Audit and the Director, Environment Health & Safety, without other members of management present. The AEC also met in camera, without management present, at the conclusion of each in person meeting.

The AEC also reviewed its mandate and performance. The AEC is satisfied with the appropriateness of its mandate and is satisfied that it met the terms of its Charter in 2005.

Signed,

William D. Anderson (Chair)

Stanley J. Bright

Timothy W. Faithfull

Michael M. Kanovsky

Donna Soble Kaufman (ex-officio member)

Report of the Nominating and Corporate Governance Committee

Consisting of four independent directors (with the retirement of Mr. Hyndman), the mandate of the NCGC is to identify and recommend individuals to the Board for nomination as members of the Board and its committees, to develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to monitor compliance therewith.

In fulfilling its mandate in 2005, the NCGC has:

•

reviewed the size and composition of the Board to ensure that the current Board membership had the diversity of experience and was of an adequate size to provide for effective decision-making and staffing of Board committees;

•

recommended to the Board  nominees for appointment to the Board and the nominees to stand for election as directors at the Meeting;

•

ensured the appropriate structure and composition of each Board committee and the suitability of their respective Charters;

•

through interviews and questionnaires, conducted an evaluation of the effectiveness of the Board, its committees, the Chair of the Board, and of individual directors;

•

reviewed the compensation paid to directors to ensure that it was competitive and aligned the interests of directors with those of shareholders;

•

satisfied itself that a comprehensive orientation and continuous education program was in place for all directors;

•

reviewed and revised the Board’s governance guidelines, the Chair’s Position Description and recommended the adoption of a Committee Chair Position Description, which were also approved by the Board; and

•

recommended the adoption of  a Director’s Code of Business Conduct, which was then approved by the Board.

The Company’s Governance Guidelines, Code of Conducts, Committee Charters and Chair position descriptions are available on the Company’s website at www.transalta.com.

The NCGC also met in camera, without management present, at the conclusion of each in person meeting.

The NCGC also reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2005;

Through the NCGC, the Board constantly reviews, evaluates and modifies its governance to ensure that it meets or exceeds all applicable authoritative standards. The Board is satisfied that the Company’s comprehensive corporate governance program is consistent with the guidelines adopted by the Canadian Securities Administrators, the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act and the New York Stock Exchange. A detailed comparison of the Company’s governance practices with the guidelines of the Canadian securities regulators and those of the New York Stock Exchange and U.S. Securities regulators are contained in Appendix “A” to this Proxy Circular.

Signed,

Gordon  D. Giffin (Chair)

Louis D. Hyndman

C. Kent Jespersen

Michael M. Kanovsky

Gordon S. Lackenbauer

Donna Soble Kaufman (ex-officio member)

Report of the Human Resources Committee

Consisting of four independent directors, the HRC oversees the Company’s key human resources strategies and its executive compensation program. All of the members of the HRC have significant business experience, and experience in managing HR issues.

The Charter of the HRC is available on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2005, the HRC has:

•

reviewed PSOP awards to employees below the senior officer level for the period January 1, 2002 to December 31, 2004 (Period 6) ;

•

reviewed and approved PSOP awards to the CEO and senior officers for the period January 1, 2002 to December 31, 2004  (Period 6);

•

reviewed PSOP grants to employees below the senior officer level for the period January 1, 2005 to December 31, 2007 (Period 9);

•

reviewed and approved the grant of stock options to all employees below the senior manager level in 2005;

•

reviewed and recommended to the Board for approval the CEO’s 2005 goals;

•

reviewed and recommended to the Board for approval the CEO’s 2004 annual incentive payment;

•

reviewed and approved 2004 annual incentive payments to senior officers;

•

reviewed and recommended to the Board for approval the CEO’s remuneration, including base pay, annual incentive percentage, medium term incentive percentage, and PSOP percentage;

•

reviewed and approved 2005 remuneration for senior officers, including base pay, annual incentive percentage, medium term incentive percentage, and PSOP percentage;

•

reviewed and recommended to the Board for approval the Performance and Retention Plan, a special cash bonus plan for the CEO and senior officers, fully payable in 2011, based on the achievement of critical performance measures, to provide for additional performance incentives, and to aid retention;

•

reviewed and recommended to the Board for approval the CEO’s role description;

•

reviewed and approved management’s 2005 succession and talent management plans for key personnel;

•

reviewed and recommended to the Board for approval succession and talent management plans for potential successors to the CEO;

•

reviewed and approved the 2006 salary planning guidelines;

•

reviewed and approved the 2006 annual incentive plan design, measures and targets;

•

reviewed the executive compensation strategy overall, all compensation plans generally, the pension plan design specifically, and the involuntary termination and change of control provisions for the CEO and senior officers, to ensure their ongoing applicability;

•

reviewed and recommended to the Board approval of the appointment of officers and their related compensation; and

•

reviewed and approved a work plan for the committee for 2005 and 2006.

The HRC met in camera, without management present, at the conclusion of each in person meeting. The HRC also reviewed its mandate and performance. The HRC reviewed and approved the portions of this Proxy Circular under “Report on Executive Compensation”, which disclosure forms part of this Report. The HRC is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2005.

Signed,

Stanley J. Bright (Chair)

Timothy W. Faithfull

C. Kent Jespersen

Luis Vázquez Senties

Donna Soble Kaufman (ex-officio member)

Corporate Governance

A complete description of the Company’s approach to corporate governance is attached as Appendix “A” to this Management Proxy Circular. This disclosure statement has been approved by the NCGC and by the Board of Directors.

Additional Information

Additional information regarding the business of the Company is contained in the Company's Annual Information Form for the fiscal year ended December 31, 2005, and documents incorporated by reference therein, including the Company’s management discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2005. Additional financial information regarding the Company is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2005. Copies of these documents, the Company's Annual Information Form for the fiscal year ended December 31, 2005 and documents incorporated by reference therein, including the MD&A, any interim financial statements for periods subsequent to December 31, 2005 and additional copies of this Proxy Circular may be obtained upon request from the Director, Investor Relations, TransAlta Corporation at 110 – 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

Corporate information is also available on TransAlta Corporation’s website: www.transalta.com.

2007 Annual Meeting of Shareholders - Shareholder Proposals

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2007 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2007) must be received by the Corporate Secretary on or before December 11, 2006. No shareholder proposals were received for inclusion in this Management Proxy Circular.

Directors' Approval

The contents of this Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, has been approved by the Board of Directors of TransAlta.

Calgary, Alberta March 10, 2006	Maryse C. St.-Laurent Corporate Secretary

Appendix “A”

Statement of Corporate Governance Practices

TransAlta is committed to transparency and to responsible corporate governance practices.  The Board of Directors of the Company is responsible for the stewardship of TransAlta, establishing its key policies and standards and reviewing and approving its strategic plans.  To meet its corporate governance responsibilities, the Board has adopted Corporate Governance Guidelines which provide a framework for how the business and affairs of the Company will be carried out.  The Board believes that these practices benefit all stakeholders and form the building blocks for long-term success.  The Board reviews these guidelines annually to ensure that they reflect the most current and appropriate governance standards.

The Board has delegated to the CEO and senior management the responsibility for the day to day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has specified limits to management’s authorities and retains responsibility for significant matters such as acquisitions and divestitures, major capital expenditures and debt and equity financing transactions.

The Board has ultimate oversight for adoption of the Company’s strategic planning process, the resultant plan, monitoring performance in executing the strategies and meeting the objectives of the plan.  The Board meets on an annual basis for a comprehensive, two-day strategic planning session at which time it reviews and approves the strategic plans of the Company.  The directors receive updates on the strategic plan at regular Board meetings and from the CEO’s other communications to them, including the weekly communications to all employees.

The Board is responsible for understanding the principal risks associated with TransAlta’s business on an ongoing basis and it is the responsibility of management to ensure that the Board and its committees are kept well informed of these changing risks.  The AEC of the Board reviews and reports to the Board on financial risks inherent in the business and related risk management programs as well as compliance with environment, health and safety regulations affecting the Company.

The Board has approved TransAlta’s Disclosure Policy covering timely dissemination of all material information.  TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, the website, briefing sessions and group meetings.  TransAlta’s website, www.transalta.com, contains transcripts of conference calls held with investors each quarter, as well as annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

Audit and Environment Committee

The members of TransAlta’s AEC satisfy the requirements for independence under the provisions of Canadian securities regulators, Multilateral Instrument 52-110 Audit Committees, Section 303A of the New York Stock Exchange Rules and Rule 10A-3 under the U.S. Securities and Exchange Act of 1934.  The AEC has adopted a Charter which requires that it be comprised of a minimum of three independent directors.  It currently has four independent members, William D. Anderson (Chair), Stanley J. Bright, Timothy W. Faithfull and Michael M. Kanovsky, and the Chair of the Board is invited to attend all meetings as an ex-officio member of the AEC.  All members of the AEC are financially literate pursuant to both Canadian and U.S. securities requirements and Mr. William D. Anderson has been determined by the Board to be an “audit committee financial expert”, within the meaning of Section 407 of the Sarbanes-Oxley Act.

Relevant Education and Experience of Audit and Environment Committee Members

The following is a brief summary of the education or experience of each member of the AEC that is relevant to the performance of their responsibilities as a member of the AEC, including any education or experience that has provided the member with an understanding of the accounting principles used by TransAlta to prepare its annual and interim financial statements.

Name of AEC Member	Relevant Education and Experience

William D. Anderson

Mr. Anderson is a Chartered Accountant. Mr. Anderson has served as Chief Executive Officer of a public company and as Chief Financial Officer of several public companies and, in such capacities, Mr. Anderson actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements.  Mr. Anderson has also served as a principal financial officer, accounting officer or controller with several public companies and as a director and audit committee member with several public companies.

Stanley J. Bright

Mr. Bright is a Certified Public Accountant and has served as a Chief Executive Officer, Chief Financial Officer and a corporate controller of several public companies.  Mr. Bright has actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements with several companies. Mr. Bright also has experience actively overseeing or assessing the performance of companies in the preparation of financial statements.

Timothy W. Faithfull

Mr. Faithfull acquired significant financial experience and exposure to accounting and financial issues as Chief Executive Officer of Shell Canada Limited and in his other capacities in his 36 years with the Royal Dutch/Shell group of companies.  Mr. Faithfull is also a director of another public company, Canadian Pacific Railway Company, a director of Shell Pension Trust Limited and a director of AMEC plc.

Michael M. Kanovsky

Mr. Kanovsky has over 30 years of financial and industry experience gained through working in the investment banking business as well as a director, officer and audit committee member of several public companies and trusts.  Mr. Kanovsky is also a graduate of the MBA program from the Richard Ivey School of Business of the University of Western Ontario.

The Board has delegated to the AEC the responsibility for the integrity of internal control and management information systems.  The AEC meets quarterly with the internal and external auditors and management to assess the adequacy and effectiveness of these systems of internal control.  As required by the Sarbanes-Oxley Act and Canadian securities regulators, the CEO and CFO certify that they have reviewed all interim and annual reports filed with the U.S. Securities Exchange Commission and Canadian securities regulators, have evaluated and reported on the effectiveness of the Company’s disclosure controls and procedures and whether any changes in internal controls have occurred over the period.

The report of the AEC is contained under the heading “Report of Committees of the Board - Report of the Audit and Environment Committee” in this Proxy Circular and additional information about the committee, including its Charter may be found in the Company’s Annual Information Form which has been filed on SEDAR at www.sedar.com or is available on the Company’s website at www.transalta.com.

As a publicly listed company on the Toronto Stock Exchange and the New York Stock Exchange, TransAlta is subject to a variety of corporate governance guidelines and requirements which have been enacted by Canadian Securities Administrators, the New York Stock Exchange and by the U.S. Securities and Exchange Commission under its rules and those mandated under the Sarbanes-Oxley Act.  TransAlta’s Board believes the Company is in compliance with these various corporate governances rules.

FORM 58-101F 1– CORPORATE GOVERNANCE DISCLOSURE

Guidelines	Does TransAlta Comply?	Description of Approach
1. Board of Directors	Yes
(a) Disclose the identity of directors who are independent.

•

The Board of Directors of the Company has affirmatively determined that 91% of the directors of the Board, (excluding only Mr. Stephen G. Snyder, the President and Chief Executive Officer of the Company), are independent of management in accordance with the Canadian Securities Administrators Multilateral Instrument 58-101 and Section 303A of the New York Stock Exchange Rules, as none of them have received remuneration from TransAlta in excess of directors’ retainer fees and none of them have a material relationship with TransAlta, either directly or indirectly which could reasonably be expected to interfere with the exercise of independent judgement. The NCGC and the Board of Directors participate in the determination of director independence.  The determination is based on information concerning the personal, business and other relationships and dealings between the directors and the Company, its affiliates and the external auditors, collected through biographical material, reports and questionnaires furnished or completed by the directors.  More information about each of the directors, may be found under the heading “Business of the Meeting - Nominees for Election to the Board of Directors” in this Proxy Circular.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.		• Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, is not independent as a full-time employee of the Company.
(c) Disclose whether or not a majority of directors are independent.

•

A majority of the Directors of the Board have been affirmatively determined by the Board, to be independent.   The Chair of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact.

(d) Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.		• This information is contained under the heading “Business of the Meeting - Other Directorships” in this Proxy Circular, and includes the committees on which they participate.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

•

The independent Directors hold regularly scheduled in camera meetings. In 2005, the Board held an in camera session of independent directors at the end of each scheduled meeting of the Board.  In addition, each of the Committees holds regularly scheduled in camera sessions. The AEC and the HRC each held four in camera meetings at the end of in person meetings, and the NCGC held three such meetings during the course of the last fiscal year.

Guidelines	Does TransAlta Comply?	Description of Approach

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

•

The Chair of the Board, Mrs. Donna Soble Kaufman, has never been an executive officer of the Company and the Board has determined that she is independent.  The Board has adopted a position description for the Chair setting out her responsibilities and duties.  In addition, the Board has adopted guidelines which provide that the Chair of the Board be appointed for a three-year term.  The NCGC conducts a review of the Chair’s performance annually measured against the Chair’s position description.  In the second year of the term, based upon its review, the NCGC makes a recommendation to the Board with respect to the renewal of the Chair’s term.   The Board’s view is that a chair should normally serve no more than two three-year terms, subject to special circumstances. The Chair’s role and responsibilities are, together with the CEO, to be responsible for the preparation of the agenda for all Board and shareholder meetings, chair all Board and shareholder meetings, ensure that the Board reviews and approves the company’s corporate strategy as developed by management, ensure that the Board receives regular updates on all issues of importance to the Company, work closely with each committee chair to ensure that each of the committees’ functions are carried out, communicate with the CEO to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board.  A copy of the Chair’s Position Description can be found on the Company’s website at www.transalta.com.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.		• Each Director’s attendance at Board and Committee meetings is shown in a table in this Proxy Circular under the heading “Election of Directors - Summary of Attendance of Directors”.
2. Board Mandate	Yes
(a) Disclose the text of the board’s written mandate.

•

The Board has plenary power.  Any responsibility not delegated to senior management or a committee of the Board remains with the Board.  The Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.  The Board’s Corporate Governance Guidelines can be found in Appendix “B” to this Proxy Circular and are available on the Company’s website at www.transalta.com.

3. Position Descriptions	Yes

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.

•

Position descriptions for the Chair of the Board and of each Committee Chair are located on the Company’s website at www.transalta.com. The Board of Directors considers the Board’s Corporate Governance Guidelines, the descriptive Committee Charters, the position description for the Chair of the Board and the position description for the Committee Chairs to be sufficiently comprehensive of the roles and responsibilities of the Board, each of the Committees, the committee chairs and for each director.

•

A written position description has been developed for the CEO which is reviewed annually by the HRC and approved by the Board and is located on the Company’s website at www.transalta.com.

Guidelines	Does TransAlta Comply?	Description of Approach

4. Orientation and Continuing Education	Yes

(a)

Briefly describe what measures the board takes to orient new directors regarding

(i)

the role of the board, its committees and its directors, and

(ii)

the nature and operation of the issuer’s business.

•

Prior to joining the Board, new Directors are given a clear indication of the workload and time commitment required.  They are also invited to meet individually with Directors in order to familiarize themselves with the demands of the role and the expectations of both the Board and the management of the Company.  New Directors are also provided with an orientation and education program that includes a director’s manual, which contains written information about the duties and obligations of TransAlta’s Directors, the Board, each committee, the business and operations of TransAlta, and documents from recent Board and committee meetings.  New Directors are also invited to meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters.   Arrangements are also made for specific briefing sessions from appropriate senior personnel to help new Directors better understand TransAlta’s strategies and operations.

•

New Directors are also invited to participate in all committee meetings in order to obtain a better understanding of each committee’s oversight responsibilities and of the Board overall.

•

Directors are given detailed presentations on particular business issues and strategies and management regularly engages external speakers to provide tutorials and updates on developments in the industry, political economic developments in the geographical areas in which the Company is active.  In conjunction with Board meetings, Directors also take part in site tours of the Company’s assets.  These informal presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.

•

Directors are encouraged to enrol in professional development courses. All expenses are reimbursed by the Company.  In addition, Directors receive from the CEO regular business updates and have electronic access to all CEO communications to employees.  Directors are also encouraged to maintain membership in professional associations which provide continuing education to Directors.  All fees associated with such memberships or programs undertaken are reimbursed by the Company.

5. Ethical Business Conduct	Yes

a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code;

(i) disclose how a person or company may obtain a copy of the code;

•

A copy of the Company’s codes of conduct for Directors and for employees and officers are available on the Company’s website at www.transalta.com.  The Board has adopted a written code of conduct applicable to all employees and officers of the Company and its subsidiaries.  In addition, the Board has adopted a code of conduct for the Directors of the Company.   A separate financial code of conduct has been adopted by the Board and applies to all financial management employees. The Company has also made provisions in its code of conduct for the anonymous and confidential reporting to the AEC of any concerns or complaints regarding questionable accounting or auditing matters of the Company without fear of retaliation by the Company.

Guidelines	Does TransAlta Comply?	Description of Approach
ii) describe how the board monitors compliance with its code;

•

Employees, officers and Directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off annually on their review and understanding of the code of conduct and to acknowledge that they have complied with all standards set out in the code.  The AEC receives an annual report on the sign-off of the code and also receives regular updates on any possible violations, whistle-blowing or any complaint brought to the attention of the Corporate Secretary and Executive Vice-President, Legal.  Any waivers of the Code for senior officers must be brought to the attention of the Board.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

• The Board has not granted any waiver of the Code of Conduct.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

•

The Director or executive officer is required to comply with the disclosure requirements of the Canada Business Corporations Act, and is not permitted to be present at a board meeting where the matter is discussed and may not vote on the matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

•

The Board encourages and promotes a culture of ethical business conduct by ensuring that all possible conflicts are disclosed and reviewed by the Board.  The directors have prescribed in the Code of Conduct that should conflicts arise, or be perceived to arise, they must make immediate full disclosure in an appropriate manner and the disclosing Director shall not be permitted to participate in any decision or action in which there is a real or apparent conflict.  Directors are also asked to turn their mind to this question at each board meeting as this matter forms part of the Board’s regular agenda for review.

6. Nomination of Directors	Yes
(a) Describe the process by which the board identifies new candidates for board nomination.

•

The NCGC recommends to the Board nominees for appointment and election to the Board.  The NCGC has developed a competency matrix that outlines each director’s areas of expertise and experience which is reviewed at least annually by the NCGC in order to ensure that the Board is comprised of members who have the appropriate mix of skills, competencies and experience to contribute effectively to the Board.  The NCGC also maintains a list of potential nominees which is reviewed annually to ensure that the candidates remain a good fit for the Board.  The NCGC considers formally the Board size and has determined that between 10 to 13 directors is an appropriate size to provide generally for effective decision-making and staffing of Board committees and addresses succession planning requirements.

•

The NCGC and the Board have adopted a proxy voting form which allows shareholders the ability to vote for or to withhold their vote for each Director being nominated for election.  In addition, the Company files with securities regulators the results of votes cast for each individual Director as a percentage of total votes’ casts.

Guidelines	Does TransAlta Comply?	Description of Approach

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

•

The NCGC is comprised of five independent Directors, Ambassador Giffin (Chair), Mr. Hyndman, Mr. Jespersen, Mr. Kanovsky and Mr. Lackenbauer.  Mrs. Kaufman is invited to attend all meetings as an ex-officio member.

•

Information on the NCGC is contained under the heading “Reports of Committees of the Board - Report of the Nominating and Corporate Governance Committee” in this Proxy Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.

7. Compensation	Yes
(a) Describe the processes by which the board determines the compensation for the issuer’s directors and officers.

•

The NCGC reviews annually the compensation for the Company's Directors and the HRC reviews the compensation for the Company's officers.  Any changes are recommended to the Board for approval.

•

The NCGC takes into consideration the size and complexity of the Company's business and reviews information compiled by independent outside compensation firms against companies of similar size.

•

The HRC reviews all elements of officer compensation to ensure the suitability of both design and components of executive compensation and the amounts paid.  As a matter of policy, to reinforce its objectivity the HRC retains the services of independent advisors.

•

For further information on the role of the committees with respect to Director and officer compensation, please refer to the respective committees' report under the heading "Report of Committees of the Board" in this Proxy Circular.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	• The HRC is comprised of four independent Directors, Mr. Bright (Chair), Mr. Faithfull, Mr. Jespersen and Mr. Vazquez. Mrs. Kaufman is invited to attend all meetings as an ex-officio member.
(c) Describe the responsibilities, powers and operation of the compensation committee.

•

•

Information on the HRC is contained under the heading "Report of Committees of the Board - Report of the Human Resources Committee" in this Proxy Circular and additional information including its Charter is available on the Company's website at www.transalta.com.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the company's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform other work for the company, state that fact and briefly describe the nature of the work.

•

•

•

In 2005, the HRC retained Hewitt Associates to provide specialist advice to the HRC on executive compensation and to comment on the reasonableness of management's validity and compensation recommendations.  In addition, Towers Perrin was retained to collect market data for all executives from the approved comparator group and the HRC retained the services of Mercer Delta to assist management with the design and operation of its talent and succession management process for senior leaders.

Guidelines	Does TransAlta Comply?	Description of Approach

8. Other Board Committees	Yes
If the board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.		• The Company has no other standing committees.
9. Assessments	Yes

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.

•

Annually each Director completes a questionnaire evaluating the performance of the Board generally.  In addition, the Chair of the Board conducts one-on-one interviews with each Director in order to obtain information regarding the effectiveness and performance of the Board, the Chair of the NCGC and of each Board member. The NCGC reviews the results of the questionnaire for discussion at the Board.   Each member of each committee also completes an evaluation questionnaire for each committee on which they sit, which is then reviewed by the NCGC, the applicable committee and reported to the Board.  The Chair of the NCGC also conducts one on one interviews with each member of the Board in the evaluation of the Chair’s performance.  The results of all assessments are reviewed by the NCGC and discussed with the Board and form the basis of recommendations to the Board for change.

New York Stock Exchange – Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

TransAlta’s corporate governance practices differ from those of the NYSE in only one aspect; the NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions.  The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities, subject to a few limited exceptions.  The TSX rules require that equity compensation plans with a fixed maximum number of securities to be issued must be approved by shareholders only when the amount to be issued under the plan exceeds the previously approved maximum number of securities to be issued under the plan.  If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

Appendix “B”

Corporate Governance Guidelines

TRANSALTA CORPORATION CORPORATE GOVERNANCE GUIDELINES

October 26, 2005

TRANSALTA CORPORATION

CORPORATE GOVERNANCE GUIDELINES

A. Introduction

‘Corporate governance’ means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.  The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management.  The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities.1

On behalf of TransAlta Corporation’s shareholders, the board of directors is responsible for the stewardship of TransAlta Corporation (the “Corporation”), establishing the key policies and standards for the Corporation and reviewing and approving its strategic plans.  The board monitors and assesses performance and progress in meeting the Corporation’s long and short-term goals.

The board of directors of the Corporation has adopted the following guidelines to meet its corporate governance responsibilities.

B. Board Organization and Membership

1. Separation of the Chair of the Board and Chief Executive Officer

The board has chosen to separate the positions of chair of the board (“Chair”) and chief executive officer (“CEO”).

2. Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the board, committees and the CEO.

3. Lead Director

An independent director assumes the responsibility of chairing regularly scheduled meetings of independent directors and any other responsibilities. This director will be the Chair or, in the Chair’s absence, the chair of the Nominating and Corporate Governance Committee acting as Lead Director.

4. Size of the Board

It is the view of the board that 10 to 14 directors is sufficient to provide a diversity of expertise and opinions, permits effective committee organization and is appropriate for efficient meetings and decision-making.

The Nominating and Corporate Governance Committee (the “Committee”) reviews the size of the board annually and recommends changes in size to the board when appropriate.

5. Independence of Directors

The board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

As a matter of policy the board is comprised with a majority of independent directors.  Decisions on matters of corporate governance are made by the independent directors.

_______________________________________

1. Report of the TSE Committee on Corporate governance in Canada - December 1994.

Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and any relationships held with the Corporation. The Committee reviews these declarations annually to ensure the majority of directors are independent and where any relationships exist, that the director is acting appropriately.

Any former officer of the Corporation serving on the board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off periods have been met and the independent directors determine that sufficient distance has been established from the officer's former executive duties to affirmatively determine independence.

6. Changes in a Director’s Principal Occupation

A director who makes a major change in principal occupation must offer to resign from the board in order to give the board the opportunity to review, through the Committee, the impact of the change on the composition of the board.

7. Criteria for Board Membership

Each year the Committee reviews the criteria applicable to candidates to be considered for nomination to the board.  The objective of this review is to ensure that the composition of the board provides the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Corporation.  This review takes into account diversity of background, skills and experience.

8. Selection of New Director Candidates

The board is responsible for naming suitable candidates to be recommended for election to the board by the shareholders. The Committee, together with the Chair and the CEO, identifies potential nominees, screens their qualifications and makes recommendations for nomination to the full board.

9. New Director Orientation

New directors are provided with an orientation and education program that includes both written information about the duties and obligations of directors, the business and operations of the Corporation, minutes and material from recent board and committee meetings, and meetings scheduled with senior management and other directors. A comprehensive director’s manual is also provided to each new director. The details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

10. Ongoing Director Education

Each director assumes responsibility for keeping informed about the business of the Corporation and developments in the industry.  Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Corporation is active, communications from the CEO to employees and such other information management considers of interest to the board.

Furthermore, in addition to scheduled board meetings, management regularly engages external speakers to make presentations to the board and management on matters affecting the Corporation or the industry. In conjunction with board meetings, directors regularly take part in tours of the Corporation’s assets. These informal presentations, discussions and tours facilitate increased discussion between management and the board and provide members of the board with additional context for exercising their duties.

11. Retirement Age and Director Succession Planning

The current retirement age is 70. The Committee annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors. This is to ensure that its review of the size and composition of the board and its recruitment of new directors anticipates and addresses the succession planning issues associated with both the loss of the skills and experience provided by retiring directors and the need for continuity on the board.

12. Director Compensation

The Committee annually reviews directors’ compensation and makes recommendations to the board for consideration when it believes changes in compensation are warranted. The board has determined that ownership of the Corporation’s shares by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  The director’s retainer is paid primarily in shares or deferred share units of the Corporation.

C. Board Meetings and Materials

1. Agendas and Materials

The Chair and the CEO establish the agenda for each board meeting.  In advance of each meeting management distributes to the board written information and data necessary for the board’s understanding of business to be discussed.   Any board member may suggest the inclusion of items on the agenda in advance of the meeting.

2. Meetings

Members of senior management are invited to attend board meetings as required.  The independent directors meet without management present as a standing agenda item at each regularly scheduled board meeting.  The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D. Committee Organization and Meetings

1. Board Committees

Each committee operates according to board-approved terms of reference. The committees are: Audit and Environment; Human Resources; and Nominating and Corporate Governance. The board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the board will always have an audit committee.

2. Assignment and Rotation of Committee Members

The board, based on a recommendation by the Committee, rotates committee members and committee chairs approximately every 3 to 5 years. The Committee’s recommendation is derived from consultations with the Chair, the CEO and individual directors, with the objective of recognizing and balancing the need for renewal of ideas and continuity and of utilizing particular expertise. The Chair is an ex-officio member of all committees of the board, and attends meetings as the Chair’s schedule permits.

3. Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s terms of reference) of the meetings of the committees.  Each committee reports to the full board with respect to the proceedings of each meeting.  Any directors may attend committee meetings as non-voting, non-quorum members.  The independent directors meet without management present as a standing agenda item at each regularly scheduled committee meeting.

4. Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and staff, develops the committee's agendas.

Each committee adopts annually a schedule of agenda subjects based on its terms of reference to be discussed for the ensuing year. This forward agenda is provided to the board for information and is referred to at each committee meeting to ensure that all matters are addressed.

E. Board and Management Responsibilities

1. Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the board's skills.  Open discussions between the board and members of management about issues facing the Corporation are facilitated through presentations by guest speakers and other informal gatherings. In addition, the board encourages senior management to bring employees who have potential as future management, and who would benefit from exposure to the board, into board meetings from time to time.

2. Corporate Strategy

Management is responsible for the development of corporate strategy.  It is the role of the board to review, question, contribute to, validate and approve the strategy of the Corporation.

3. Limits to Management Authority

The board has established general authority guidelines that identify areas of responsibility that require the involvement of the board, including organizational changes and policy, budgets, plans and financially material commitments, financial, corporate and certain personnel matters. These guidelines place limits on management's authority based upon the nature and size of the proposed action.

4. Evaluation of the Chief Executive Officer

The Human Resources Committee conducts an annual review of the performance of the CEO as measured against objectives mutually established by the Human Resources Committee and the CEO in the previous year.  The results of this annual review are communicated to the independent directors. The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the CEO.  The Human Resources Committee uses the evaluation in its deliberations concerning the CEO's annual compensation.

5. Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the Human Resources Committee. The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The Human Resources Committee reviews and reports to the full board on these succession plans.

6. Principal Risks

The board is responsible for understanding the principal risks associated with the Corporation’s business on an ongoing basis and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the board and its committees are kept well informed of these changing risks on a timely basis.

Both management and the Internal Audit department regularly provide the Audit and Environment Committee with financial and environmental risk assessment reports associated with the Corporation’s business.  The Committee reports on these risks to the full board.

In addition, management advises the board about risks and the risk-reward analysis undertaken in connection with all projects brought to the full board for approval.

7. Internal Controls

The Corporation continually seeks to achieve a balance between controls relating to financial or other matters that give the board appropriate assurances that its responsibilities are discharged.

The Corporation has adopted a Code of Conduct that sets out the key principles and policies governing the organization.  The board, through the Audit and Environment Committee, reviews the key policies of the Corporation, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management, employees and the boards of both the Corporation and its subsidiaries.  In addition, management and both the internal and external auditors provide regular reports on internal control matters to the Audit and Environment Committee, which then reports to the full board.

The board is provided with the Corporation’s Insider Trading Policy which requires, among other things, that directors consult with the Corporate Secretary before trading in securities and provide confirmation immediately following any trading.

8. Board Communications Policy

The board, or the appropriate Committee thereof, reviews the content of the Corporation's major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the Proxy Circular, the annual information form and any prospectuses which may be issued.

The board believes that it is usually the function of management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.  Where it is appropriate for the board to communicate directly with shareholders, the Chair or the Chair’s delegate will be the designated spokesperson for the board.

9. Outside Advisors for Individual Directors

If individual directors require the services of a professional advisor to assist them with matters involving their responsibilities as board members they may engage such an advisor at the expense of the Corporation provided that they have first obtained the authorization of the Chair.

F. Evaluation of the Board and the Board-Management Relationship

1. Assessing the Chair’s Performance

The Chair is appointed for a three-year term, contingent upon being elected annually by the shareholders. In each year of the term, the Committee conducts a review of the Chair’s performance measured against the Chair’s position description. In the second year of the term, based upon its reviews, the Committee makes a recommendation to the board with respect to the renewal of the Chair’s term.  The board’s view is that a Chair should normally serve no more than two three-year terms, subject to special circumstances arising.

2. Annual Discussions between the Chair and individual Directors

The Chair meets annually with each director individually to discuss their views about the effectiveness of the board, board committees, management, the board-management relationship, their own performance, contributions of individual directors, strategy and related matters. The Chair reports on these conversations to the Committee for its review and consideration, following which the report is discussed with the full board.

3. Assessing the Board and each Committee’s Performance

The Committee is responsible for annually evaluating the board and each committee’s performance and for reporting back to the board. The assessment examines the effectiveness of the board and each committee as a whole and specifically reviews areas that the board, committee members and/or management believe could be improved to ensure the continued effectiveness of the board and its committees in the execution of their responsibilities.

The Committee bases its assessment, in part, on the Chair’s annual report to the Committee about the discussions with individual board members and on the annual self-assessment questionnaire completed by each director with respect to the performance of the board, the committees they sit on and that of individual directors.

TransAlta

TransAlta Corporation

Box 1900, Station "M", 110 – 12th Avenue SW, Calgary, Alberta, Canada T2P 2M1 Ph: 403.267.7110 www.transalta.com